

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2013

Via E-mail
Michael Logerfo
Executive Vice President, Chief Legal Officer and Corporate Secretary
Sagent Pharmaceuticals, Inc.
1901 North Roselle Road, Suite 700
Schaumburg, Illinois 60195

> **Re:**   **Sagent Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 21, 2012**
> **File No. 333-185645**

Dear Mr. Logerfo:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by either withdrawing your registration statement as requested or, if you do not believe our comments apply to your facts and circumstances and therefore do not believe withdrawal is appropriate, please tell us why in a response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. It appears that you are not eligible to use Form S-3 due to the fact that your Current Report on Form 8-K concerning Item 5.07 filed on May 31, 2012 was not timely filed. Since it appears that you are not eligible to use Form S-3, you cannot conduct a primary delayed at the market offering of up to 9,000,000 shares of common stock. If you intend to register the resale offering, please amend your filing to be on a form that you are eligible to use and remove the primary delayed at the market offering of up to 9,000,000 shares of common stock from your registration statement.

Selling Stockholders, page 5

2. If you believe that you are eligible to use Form S-3 to register this offering, you must satisfy all of the conditions of Rule 430B(b)(2) of the Securities Act of 1933. Accordingly, please revise your disclosure to identify each initial offering transaction in

which the unnamed stockholders acquired their shares. Alternatively, if you are not eligible to use Form S-3 and intend to register the resale offering on a Form S-1, please be advised that you must disclose all information concerning the selling stockholders required by Item 507 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Scot Foley at (202) 551-3383, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey P. Riedler
Assistant Director

cc: Dennis M. Myers, P.C.
        Kirkland & Ellis LLP
        300 North LaSalle Street
        Chicago, Illinois 60654